Filed by Fortive Corporation

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Fortive Corporation

Commission File Number: 001-37654

The following is a transcript of a video interview of James A. Lico, President and Chief Executive Officer of Fortive, by Lucy Sackett, Director of Internal Communication of Fortive, made available to employees of Fortive Corporation

Lucy:	Hi, Jim. How are you doing?

Jim:	Hi, Lucy. How are you?

Lucy:	I’m good, thank you.

Jim:	Good to see you.

Lucy:	So, what can you tell us about the public announcement that Fortive made this morning?

Jim:	Well, obviously a big news item for all Fortive employees around the world. Today we announced that we would be merging our four businesses within our Automation and Specialties platform with Altra. The businesses that’ll be a part of that will be Kollmorgen, Thomson, Portescap, and Jacobs Vehicle Systems. So, a real strategic decision for us I think today, as we announce this. A decision made from strength, our businesses are doing a great job.

We’re really pleased with the performance of all four of those businesses. But, as we looked forward and thought about, strategically, how do we help these businesses really take advantage of all of the opportunities that they have in front of them, we really felt that the transaction that we announced today is really going to be great for customers, it’s going to be great for our employees and also our shareholders.

Lucy:	So, I know that our employees will be interested in learning as much as they can about Altra. What can you tell us?

Jim:	Well, we’ve known the company for a long time. They’re in some of our businesses, a customer. The numbers are they did about $870 million in revenue last year, they have 4600 employees around the world, they’re a publicly traded company on the NASDAQ exchange, they’re headquartered in Braintree, Massachusetts outside of Boston. They’re a leader in power transmission and motion control products: things like clutch brakes, gear motors, products like that.

They’re a world-class engineering organization. They do a great job in the manufacturing side. They’re big advocates of lean manufacturing, so culturally they think a lot like we do around continuous improvement. Carl Christenson is a CEO who we’ve known for a while who does a great job. They built the company with a combination of organic and inorganic strategies, so they’ve done acquisitions before and understand how to do those acquisitions, and I think that’s something that can help our businesses out as well as they continue to build what will be a leader in the marketplace.

So, we’re really excited about this transaction because of the combination of two great sets of businesses together. We really think that this is really a one plus one equals three type of transaction and that’s why we were so excited to announce it and, quite frankly, see it come to fruition over the next nine, ten months.

Lucy:	Tell me a little bit more about that cultural fit? What are some elements there that are the same as ours?

Jim:	I think it starts first with customers. They’re very customer-focused. They’ve really built their company around taking advantage of giving great solutions to customers, and I think that’s very consistent with our own strategies. Second, they have a real continuous improvement culture. They’ve adopted a number of continuous improvement things like lean manufacturing. And, I think while they’re very excited to learn more about the Fortive Business System, and they know the strength of FBS and how that can help the rest of the businesses within Altra, they clearly have a lot of the same continuous improvement values that we have.

They’re results-driven, they want to continue to provide great opportunities for employees, so I think in so many ways, their culture is consistent with ours. And they’re very excited to have our team as part of their team, so I think the combined entity and really the strength of the organization is going to be really what they’re most excited about at Altra.

Lucy:	What can you tell us about Altra’s leadership?

Jim:	Well, I mentioned we’ve known Carl Christenson, who’s the President and CEO of the business, for a while. He’s got a longstanding relationship with our founders, Mitch and Steve. They’ve known him for a long time. So, first it starts with, this is the kind of transaction we feel is going to be beneficial to both companies and our shareholders.

We’ll clearly have a mutual desire to make this successful. Pat Murphy will become a board member, subject to the approval, and we feel good about their leadership team and their ability to lead the business, but of course our leaders are going to play an intricate role in the success of Altra going forward. I know the Altra leadership team is exceptionally excited to have our presidents and our organizations as part of their team. We feel very good about the consistency about how the business is going to be run, both at the board level and also at the operating level.

We know that we have to make sure that business is successful, because Fortive shareholders will own a portion of Altra going forward. So, there’s a mutual desire to have the business be successful and I think that’s been the theme of trying to bring these businesses together throughout the process, and will be how we even think about it post the transaction.

Lucy:	What are the next steps?

Jim:	Well, first the transaction’s what we call a Reverse Morris Trust, and that transaction takes a little longer. The reason why we did it that way is that it is beneficial to the shareholders to have this type of transaction in a tax-free way. That requires some additional work on our tax organizations and a number of things. The transaction won’t be completed until the end of the year 2018. So, a number of months before we complete this. Obviously, all the regulatory things have to happen, their shareholders have to approve this, so a number of things that will take some months.

It’s really important for us to continue to focus on the things that are really important to our customers. I think the message to all of our employees around the world is to continue doing what you’ve been doing, which is to build a great company, build a great business every day. You’ve done a really great job over the years in doing that, and I think consistency is important in that regard. And then, as we get more towards the end of the year, the transaction will actually become closer to being completed and we’ll start to do some of the integration activities that will occur. But, most of those things will really happen after the transaction.

Lucy:	So, what does this mean for Fortive’s strategy overall?

Jim:	Well, I think this is very consistent with our strategy. The Automation and Specialty businesses have done a fantastic job of really building their strategy over the last few years and have, obviously, had a wonderful 2017. And we feel very good about the future of those businesses. But, as we looked ahead, and tried to decide how we take advantage of all of the opportunities that are available to those businesses, what was clear to us was that getting more scale in those industries was going to be really important to their success and really to optimize the opportunity that’s available to them. And this combination of the businesses really does that.

At the same time, as we look forward to the rest of Fortive and where we’re moving the businesses, and certainly the acquisitions we did in 2017 around more recurring revenue, more software, more services into the portfolio, is really the continued direction of Fortive.

And so I think this transaction’s very consistent with how we want to create great opportunities for customers, how we want to make sure strategically we move into some of the industries and build more software businesses. We really felt that we could do that in an accelerated pace with the rest of Fortive by this kind of transaction, at the same time, taking advantage and making sure the Automation and Specialty businesses take advantage of all the opportunities that are ahead for them.

Lucy:	What would you like to say to the employees from those businesses?

Jim:	I think first and foremost, it starts with the fact that out of their success, gave us the confidence to do a transaction like this. This is a transformational opportunity for these businesses and really is going to be a wonderful opportunity for our customers and our employees. And, that is because of the good work that all of our teams have done around the world. And, while I know it’s difficult, we’ve obviously been through this with the Fortive spin, but I think like that we understand that when it’s great strategically, and it’s great for customers, it ultimately is great for our employees, too.

And, we feel very strongly that this transaction is going to create a lot of value for our teams. And, so, we understand this is a big change and change is never easy, but as we get to the other end of this, I think ultimately, they’re going to understand and be as excited as we all are about the future opportunity of what the combined businesses will look like in the next several years.

And, we will be their biggest fans. I think it’s important for everybody to understand that while the separation of the organization will be true, we will continue to be a big supporter of the business, obviously with Pat Murphy’s role, but also just making sure that we’re doing everything to help the business be successful in the future.

Lucy:	So, Jim, any final remarks you’d like to leave with the team?

Jim:	First, thanks for sticking with us on this video. It’s certainly important, and we really appreciate that. And, what we appreciate even more is the dedication to what we’ve accomplished here at Fortive over the last 18 months since we went public in 2016. I think the future’s incredibly bright for both companies, so whether you’re going to be a part of Fortive here going forward or you’re going to join Altra here, both businesses are really set up really well for success and to take advantage of the opportunities that are ahead of them. So, I know that this is a big change, but I think ultimately this is going to be great and the future is exceptionally exciting for both companies.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock in connection with the proposed transaction. Altra’s registration statement will also include a proxy statement and prospectus relating to the proposed transaction. Fortive shareholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra shareholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and other documents (when they are available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184 or by calling (781) 917 0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra Industrial Motion. However, Fortive, Altra Industrial Motion and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra Industrial Motion in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra Industrial Motion may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on March 24, 2017.